
02017385


MAR 8 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

"ASML and Carl Zeiss SMT AG Confirm Availability in 2002 for 193 nm Imaging Systems," dated February 7, 2002.

"ASML files Consolidated Financial Statement 2001," dated February 21, 2002.

"ASML Denies Nikon's Allegations of Patent Infringement and Asserts That Nikon's Patents Are Invalid," dated February 26, 2002.

"ASML MaskTools to Showcase Innovative 70nm Enabling Technology," dated February 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: March 5, 2002

By: ______________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

ASML and Carl Zeiss SMT AG CONFIRM AVAILABILITY IN 2002 FOR 193 NM IMAGING SYSTEMS

Veldhoven, The Netherlands, February 7, 2002 - ASML, one of the leading providers of 193 nm technology for advanced chip making, and its lens partner Carl Zeiss SMT AG today confirmed the availability of 193 nm imaging systems in 2002 to satisfy increased market demand for leading edge 0.10 micron ArF imaging solutions.

First to market with such technology, ASML marked a record year in 2001 with its leading edge 193 nm technology products, the 200 mm PAS 5500/1100™ and the TWINSCAN™ AT:1100™ also for 300 mm wafer fabrication. Both ASML products incorporate a Carl Zeiss SMT AG ArF Starlith™ 1100 lens, which features the highest numerical aperture (0.75) available in an ArF lens. Martin van den Brink, ASML's Executive Vice President Marketing and Technology, said: "Customers are ordering 193 nm lithography systems and we are shipping them. We can do so because our partner Carl Zeiss has 193 nm lenses available both in quality and quantity."

Dr. Hermann Gerlinger, Carl Zeiss Semiconductor Manufacturing Technology's President & Chief Executive Officer, said: "Our production capability can meet any customer demand for 193 nm technology with fast and flexible delivery. Furthermore, our 193 nm lenses have a minimum amount of calcium fluoride, so we are confident about our reliable supply of advanced lenses." In 2001, Carl Zeiss successfully established a manufacturing operation in Oberkochen, Germany for production of 193 nm lenses, the critical optical technology for ASML's highest numerical aperture 193 nm ArF imaging of next generation chips at the 0.10 micron line width.

ASML's AT:1100 system builds upon the company's successful 300 mm TWINSCAN dual-stage platform and was developed as the industry's first high-productivity ArF lithography system for volume production applications of 300 mm wafers at the 100 nm technology node. The Starlith's improved aberration control reduces influence on critical lithography structures, which enhances the imaging performance.

ASML's Martin van den Brink added: "Customer demand for 193 nm imaging solutions is growing and we have sufficient supply. We made a commitment to our customers to provide industry leading productivity for 100 nm volume manufacturing. We are delivering."

About ASML
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits.

Headquartered in Veldhoven, the Netherlands, ASML is traded on the Euronext Amsterdam and on the Nasdaq Stock Market under the symbol ASML. For 2001 the company reported net sales of over EUR 1.8 billion and employs more than 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

About Carl Zeiss SMT AG
With a wide-ranging product portfolio, Carl Zeiss SMT AG meets the requirements of the key processes involved in microchip production, making it one of the leading direct and indirect suppliers to the semiconductor industry.

As an innovation leader in the field of Lithography Optics and optical and electron beam-based inspection and measuring systems, SMT AG generates important momentum for further development in the chip industry. Together with its subsidiaries at locations in Germany, UK, US, France and Israel, the international group of companies employs a total workforce of over 1,600 people. The stock corporation emerged from the Semiconductor Technology business group of Carl Zeiss as a 100% subsidiary on October 1, 2001. In the 2000/2001 fiscal year the former business group achieved a sales figure totaling EUR 464 million. Carl Zeiss SMT AG has three subsidiaries: Carl Zeiss Laser Optics GmbH, Carl Zeiss Microelectronic Systems GmbH and the LEO Group. Further information is available under www.zeiss.de/semiconductor.

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Contacts for ASML:
Tom McGuire – Corporate Communications +31.40.268.5758 – Veldhoven, The Netherlands
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

ASML Files Consolidated Financial Statement 2001

Veldhoven, The Netherlands, February 21, 2002 – ASML Holding NV (ASML) announces that it has filed a registration statement with the US Securities and Exchange Commission relating to the ordinary shares underlying its 5.75% convertible subordinated notes due 2006, as required by the terms of those securities.
In that connection it has also published its US GAAP annual consolidated financial statements and related Management Discussion & Analysis ("MD&A") for the three years ended December 31, 2001. These materials have been placed on file with the SEC and Nasdaq (under cover of a Form 6-K).
This information can also be found on the ASML web site at www.asml.com and will shortly be distributed to shareholders by mail as part of ASML's Annual Report of Shareholders.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits.

Headquartered in Veldhoven, the Netherlands, ASML is traded on the Euronext Amsterdam and on the Nasdaq Stock Market under the symbol ASML. For 2001 the company reported net sales of over EUR 1.8 billion and employs more than 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

CONTACTS
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, the Netherlands
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Tom McGuire – Corporate Communications +31.40.268.5758 – Veldhoven, the Netherlands

ASML Denies Nikon's Allegations of Patent Infringement and Asserts That Nikon's Patents Are Invalid

VELDHOVEN, the Netherlands, February 26, 2002 – ASML filed its answer on February 25 in Washington regarding the United States International Trade Commission (ITC) complaint which had been filed by Nikon Corporation on December 21, 2001, alleging that ASML is infringing seven of its patents. In its answer, ASML denies that it is infringing any of the seven patents alleged by Nikon in its complaint and the company asserts that all seven of the Nikon patents are invalid.

ASML's President and CEO Doug Dunn said: "Nikon had filed its ITC complaint with no notice to ASML. We've now had an opportunity to review the patents and the claimed infringement. ASML has concluded that Nikon's patents are both invalid and not infringed."

Nikon had also filed a Federal District Court case in the Northern District of California in San Jose alleging four patent infringements against ASML on December 21, 2001, a suit that was also commenced with no notice of any patent claim by Nikon.

"Although our answer to the complaint filed in San Jose is not due until March 26, 2002, we have reviewed the patents involved in that case and we have similarly concluded that Nikon's patents are invalid and not infringed," Doug Dunn added. ASML's answer specifying its response will be filed in Federal District Court in San Jose on or before March 26.

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About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com

ASML MASKTOOLS TO SHOWCASE INNOVATIVE 70NM ENABLING TECHNOLOGY

Company presents new technique at SPIE Microlithography Symposium

SANTA CLARA, California, February 28, 2002 - ASML MaskTools, Inc. ("MaskTools") will present detailed information on an innovative, extremely high transmission, phase shift technology at this year's SPIE Microlithography Symposium. This technology, known as Chromeless Phase LithographyTM (CPL), is designed to be a primary enabler for lithography at 70nm and below. It uses a set of patented techniques and custom software to produce advanced photomasks using extremely high transmission rates, enabling very low k1 imaging. MaskTools is working with some of the world's leading semiconductor manufacturers to adopt this technology as a 70nm production solution. So far, CPL results have indicated that depth of focus greater than 400nm is achievable for contacts and dense lines at the 70nm node. CPL technology is a key part of the company's technical presence at the 2002 SPIE Microlithography Symposium, being held March 3-8 at the Santa Clara Convention Center.

Resolution enhancement techniques such as phase shift masks (PSM), optical proximity correction (OPC) and off axis illumination (OAI) enabled the extension of optical lithography beyond what was believed to be its limit as recently as a few years ago. These techniques allow lithographers to print wafers with feature sizes smaller than the wavelength of light used to expose them. However, in order to meet the demands of the next generation of semiconductors, the industry will have to adopt new technologies such as CPL, which require new lithography software and mask design strategies.

"Chromeless phase lithography is an emerging technology that will enable the semiconductor industry to extend optical lithography beyond what can be achieved with today's resolution enhancement techniques," said Dinesh Bettadapur, president and CEO of MaskTools. "During the SPIE Microlithography Symposium, we will provide details of this technology and present some very promising wafer imaging results."

At the 2002 SPIE Microlithography Symposium, MaskTools and its partners are presenting a total of 12 papers and posters. The presentations cover a number of potential solutions addressing some of the toughest issues facing lithographers today.

About ASML MaskTools:
MaskTools, Inc. is a wholly owned subsidiary of ASML based in Santa Clara, California. The company offers leading edge optical extension technologies and products to the semiconductor industry. Core products include MaskRigger for full-chip OPC mask generation, and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies enhance the photolithography process latitude thereby improving integrated circuit yields in manufacturing. For more information on MaskTools' products and services, contact the company by calling (408) 855-0500 or visit their website at www.masktools.com.

About ASML:
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits.

Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over €1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

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